FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                04 April, 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):






                            International Power plc
                                ("the Company")

                Notification of Share Transactions on behalf of
                 Persons Discharging Managerial Responsibility

This is to notify that on 4 April 2007 the Company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Person Discharging Managerial Responsibility named below.

Exercise of options granted under the Company's Unapproved Executive Share Option Scheme at the option prices listed below. The date of exercise of options was 4 April 2007.

Sale of ordinary shares on 4 April 2007 which was undertaken at a price of
412.9044 pence per share.


Name:     Stephen Ramsay

            Option Price              Number of Options                Number of
                 (pence)                      Exercised              Shares Sold

                  277.55                         32,155                   32,155
                  313.92                          7,579                    7,579
                  343.73                          6,317                    6,317

At International Power plc, all persons discharging managerial responsibilities are required to hold shares in the Company which have a value of at least half of their annual basic salary.


Stephen Ramsay
Company Secretary
4 April 2007





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary